FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16
of the Securities Exchange Act of 1934

For the Month of August 2008

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated August 29, 2008 announcing that Registrant has terminated the merger agreement after private equity consortium fails to close.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) By: /s/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated August 31, 2008

Gilat Terminates Merger Agreement After Private Equity Consortium Fails to Close

PETAH TIKVA, Israel, August 29, 2008-Gilat Satellite Networks Ltd. (NASDAQ: GILT), a worldwide leader in satellite networking technology, solutions and services, announced today that it has notified the consortium of buyers that had agreed to purchase the company that it was terminating the Agreement and Plan of Merger entered into on March 31, 2008. Gilat cited the buyer’s intentional breach of the merger agreement and failure to close the merger transaction prior to 5:00 P.M. New York Time on August 28, 2008, the extended time established to complete the transaction.

Since notifying the Purchasers of the requirement to close the transaction on or before August 28, 2008, Gilat received numerous verbal proposals from the Purchasers, all of which were substantially different from the agreed upon terms in the definitive agreement. Gilat’s Board of Directors unanimously determined not to accept these verbal proposals and to terminate the Agreement and Plan of Merger as of August 28, 2008.

The definitive agreement provides for a termination fee in the amount of $47.3 million, payable to Gilat by September 10, 2008, in the event of an intentional breach of the agreement by the Purchasers.

About Gilat Satellite Networks Ltd.

Gilat Satellite Networks Ltd. (Nasdaq and TASE: GILT) is a leading provider of products and services for satellite-based communications networks. The Company operates three business units: (i) Gilat Network Systems (“GNS”), which is a provider of network systems and associated professional services to service providers and operators worldwide; (ii) Spacenet Inc., which provides managed services in North America for businesses and governments through its Connexstar service brand and for consumers through its StarBand service brand; (iii) Spacenet Rural Communications, which offers rural telephony and internet access solutions to remote areas, primarily in Latin America.

Gilat was founded in 1987 and has shipped over 670,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 16 sales and service offices worldwide. Gilat markets the SkyEdge™ and SkyEdge II Product Family, which includes the SkyEdge Pro, SkyEdge IP, SkyEdge Call, SkyEdge DVB-RCS and SkyEdge Gateway.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Investor Relations Contact:
Andrea Costa
Grayling Global
Phone: 1 (646) 284-9400
acosta@hfgcg.com

Media Relations Contact:
Kim Kelly
Phone: + (972) 3 925-2406
kimk@gilat.com